

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
5345 Annabel Lane
Plano, TX 75093

> **Re: Broad Capital Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 22, 2021**
> **File No. 333-258943**

Dear Mr. Tse:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 22, 2021

Cover Page

1. We note the disclosure on your prospectus cover page that you "believe that [you] are currently not required to obtain permission [from] PRC authorities to invest in, acquire or merge with a drone-related manufacturing company in the PRC under the authority of legislative developments promoting foreign investment in these asset classes." Please expand your disclosure to clarify whether you are required to obtain any approvals to operate and offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. We note your new risk factor on page 60.

Potential Consequences of the Holding Foreign Companies Accountable Act, page 18

2.   Revise to also disclose that in June 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also update the related risk factor on page 61 accordingly.

Summary of Risk Factors, page 32

3.   We reissue prior comment 4. Please provide enhanced cross-references to the more detailed discussion of the previously referenced risks in the prospectus. Similarly, please include in the Summary of Risk Factors the previously requested acknowledgement that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note the related disclosures at page 57 under "If we enter into a business combination in China" and page 68 under "The Chinese government may intervene or influence the operations of a target business."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Klis, Esq.